■ EXHIBIT 99.1
Changes in Affiliates (Addition)
1. Company to be affiliated
— Company Name: POSCO (Wuhu) Automotive Processing Center Co., Ltd.
— Total Asset (KRW): 14,597,100,000
— Total Equity (KRW): 14,597,100,000
— Total Liabilities (KRW): —
— Total Capital (KRW): 14,597,100,000
— Purpose of the company: to engage in processing and steel sales
2. Name of Company Group: POSCO
3. Reason for Addition: Incorporation of a new corporation
4. Total number of affiliated companies after additional affiliation: 95
5. Date of Addition: April 25, 2008
6. Others
— POSCO and POSCO-China Holding Corp., a subsidiary of POSCO, invested 68.57% and 31.43% of the total investment, respectively.
— The above amount is applied with the exchange rate on April 25, 2008 (~~W~~/U$: 993.00).
— Date of Addition is based on the date of money being paid.